UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 21, 2009

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[x]  Form 20-F    [  ]  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  [  ]  Yes    [x]  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

NEWS RELEASE

Release Time	IMMEDIATE
Date	21 January 2009
Number	03/09

BHP BILLITON QUARTERLY REPORT ON

EXPLORATION AND DEVELOPMENT ACTIVITIES

QUARTER ENDED 31 DECEMBER 2008

DEVELOPMENT

BHP Billiton’s strong balance sheet allows us to invest through the cycle with a highly disciplined and value-focused approach.

Highlighting our commitment to value accretive longer term growth, we sanctioned two projects during the quarter, being the Western Australia Iron Ore Rapid Growth Project 5 (RGP5), and the North West Shelf Cossack, Wanaea, Lambert, Hermes (CWLH) Life Extension projects.

PROJECT AND OWNERSHIP	SHARE OF APPROVED CAPEX US$M	INITIAL PRODUCTION TARGET DATE	PRODUCTION CAPACITY (100%)	QUARTERLY PROGRESS
Petroleum Projects
Shenzi (USA) 44% Oil/Gas	1,940	Mid CY09	100,000 barrels of oil and 50 million cubic feet gas per day	Ahead of schedule and on budget. Hook-up and commissioning continuing. Six wells drilled and completed.

Atlantis North (USA) 44% Oil/Gas	185	H2 CY09	Tieback to Atlantis South	On schedule and budget. Manifold fabrication continuing.

Pyrenees (Australia) 71.43% Oil/Gas	1,200	H1 CY10	96,000 barrels of oil and 60 million cubic feet gas per day	On schedule and budget. Subsea hardware delivery commenced and Floating Production Storage and Offtake (FPSO) conversion continues.

Angostura Gas Phase II (Trinidad and Tobago) 45% Gas	180	H1 CY11	280 million cubic feet gas per day	On schedule and budget. Awarded transportation and installation contract. Executed National Gas Company Interconnection Agreement.

PROJECT AND OWNERSHIP	SHARE OF APPROVED CAPEX US$M	INITIAL PRODUCTION TARGET DATE	PRODUCTION CAPACITY (100%)	QUARTERLY PROGRESS
Bass Strait Kipper (Australia) 32.5% - 50% Gas/Gas Liquids	500	CY11	10,000 bpd condensate and processing capacity of 80 million cubic feet gas per day	On schedule and budget. Drilling rig secured. Detailed engineering progressing and commenced West Tuna platform retrofit work.

Bass Strait Turrum (Australia) 50% Gas/Gas Liquids	625	CY11	11,000 bpd condensate and processing capacity of 200 million cubic feet gas per day	On schedule and budget. Engineering and procurement progressing.

North West Shelf CWLH Life Extension (Australia) 16.67% Oil	245	CY11	Replacement vessel with capacity of 60,000 bpd oil	The project was sanctioned during the quarter. See News Release dated 3 December 2008.

North West Shelf North Rankin B Gas Compression (Australia) 16.67% LNG	850	CY12	2,500 million cubic feet gas per day	On schedule and budget. Detailed engineering and procurement well advanced. Jacket fabrication commenced.

Minerals Projects

Alumar – Refinery Expansion (Brazil) 36% Alumina	900	Q2 CY09	2 million tpa of additional alumina	On schedule and revised budget. Engineering is complete and procurement well advanced. Construction is 82% complete with the project overall 92% complete.

Worsley Efficiency & Growth (Australia) 86% Alumina	1,900	H1 CY11	1.1 million tpa of additional alumina	On schedule and budget. Engineering is 49% complete and construction camp now operational.

Iron Ore (Western Australia) RGP4 86.2% Iron Ore	1,850	H1 CY10	26 million tpa additional iron ore system capacity	On schedule and budget. Engineering is now over 95% complete and construction is nearing 70% complete.

Iron Ore (Western Australia) RGP5 85% Iron Ore	4,800	H2 CY11	50 million tpa additional iron ore system capacity	The project was sanctioned during the quarter. See News Release dated 25 November 2008. Preliminary engineering and construction activities have commenced.

PROJECT AND OWNERSHIP	SHARE OF APPROVED CAPEX US$M	INITIAL PRODUCTION TARGET DATE	PRODUCTION CAPACITY (100%)	QUARTERLY PROGRESS
Gemco (Australia) 60% Manganese	110	H1 CY09	1 million tpa of additional manganese concentrate	On schedule and budget in local currency. Cyclone tower operational and remainder of installation activities progressing well. Project is 77% complete.

Klipspruit (South Africa) 100% Energy Coal	450	H2 CY09	Incremental 1.8 million tpa export thermal coal Incremental 2.1 million tpa domestic thermal coal	On schedule and budget. Earthworks and civil and mechanical construction progressing well. The project is 70% complete with detailed commission planning commenced.

Douglas-Middelburg Optimisation (South Africa) 100% Energy Coal	975	Mid CY10	10 million tpa export thermal coal and 8.5 million tpa domestic thermal coal (sustains current output)	On schedule and budget. Construction activities are progressing well with steel erection commencing as scheduled. The project is 34% complete.

Newcastle Third Port Project (Australia) 35.5% Energy Coal	390	CY10	30 million tpa export coal loading facility	On schedule and budget. Project is over 35% complete.

MINERALS EXPLORATION

BHP Billiton continues to identify and prioritise various exploration activities. All of the exploration activities are reviewed regularly to ensure that we are capturing value accretive opportunities for future development.

Selection study work on the proposed Olympic Dam Expansion (Australia) is effectively complete. A Draft Environmental Impact Statement (EIS) based on the five stage project configuration has been provided to the Federal, South Australian and Northern Territory Governments for a compliance review, with the intention that it be released for public comment during the first half of calendar year 2009. Pending government approvals for the EIS and consistent with the prevailing economic circumstances, project activity will be scaled back to that necessary to support the approvals process and the study of a number of mining and processing technology options. Olympic Dam Expansion expenditure for the six months ended 31 December 2008 was US$112 million, of which US$29 million was capitalised.

Grassroots exploration continued on targets in Australia, Chile, Argentina, Zambia and the Democratic Republic of Congo (DRC); and on diamond targets in Canada. Exploration for iron ore, coal, bauxite and manganese was undertaken in a number of regions including Australia, South America, Russia and West Africa.

For the six months ended 31 December 2008, BHP Billiton spent US$357 million on minerals exploration, of which US$313 million was expensed.

PETROLEUM EXPLORATION

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 31 December 2008.

WELL	LOCATION	BHP BILLITON EQUITY	STATUS
Lambert-8	Dampier Sub-Basin Western Australia WA-16-L	16.67% BHP Billiton (Woodside operator)	Plugged and abandoned. Hydrocarbons encountered.

Lambert West	Dampier Sub-Basin Western Australia WA-16-L	16.67% BHP Billiton (Woodside operator)	Plugged and abandoned. Hydrocarbons encountered.

Lady Nora-2	Dampier Sub-Basin Western Australia WA-28-P	16.67% BHP Billiton (Woodside operator)	Plugged and abandoned. Hydrocarbons encountered.

Nereus-1	Dampier Sub-Basin Western Australia WA-28-P	16.67% BHP Billiton (Woodside operator)	Plugged and abandoned. Dry hole.

Tidepole-2	Dampier Sub-Basin Western Australia WA-5-L	16.67% BHP Billiton (Woodside operator)	Drilling ahead.

Torosa-5	Browse Basin Western Australia WA-30-R	8.33% BHP Billiton (Woodside operator)	Plugging and abandoning. Hydrocarbons encountered.

Puma-4	Green Canyon Gulf of Mexico GC823-2	29.805% BHP Billiton (BP Operator)	Drilling ahead.

Shenzi-8	Green Canyon Gulf of Mexico GC610	44% BHP Billiton, operator	Hydrocarbons encountered. Suspended.

Petroleum exploration expenditure for the six months ended 31 December 2008 was US$263 million, of which US$183 million was expensed

Further information on BHP Billiton can be found on our website: www.bhpbilliton.com

Australia	United Kingdom & South Africa
Samantha Evans, Media Relations	Andre Liebenberg, Investor Relations
Tel: +61 3 9609 2898 Mobile: +61 400 693 915	Tel: +44 20 7802 4131 Mobile: +44 7920 236 974
email: Samantha.Evans@bhpbilliton.com	email: Andre.Liebenberg@bhpbilliton.com

Peter Ogden, Media Relations	Illtud Harri, Media Relations
Tel: +61 3 9609 2812 Mobile: +61 428 599 190	Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Peter.Ogden@bhpbilliton.com	email: Illtud.Harri@bhpbilliton.com

Kelly Quirke, Media Relations	United States
Tel: +61 3 9609 2896 Mobile: +61 429 966 312	Scott Espenshade, Investor Relations
email: Kelly.Quirke@bhpbilliton.com	Tel: +1 713 599 6431 Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

Leng Lau, Investor Relations	Ruban Yogarajah, Media Relations
Tel: +61 3 9609 4202 Mobile: +61 403 533 706	Tel: US +1 713 966 2907 or UK +44 20 7802 4033
email: Leng.Y.Lau@bhpbilliton.com	Mobile: UK +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 180 Lonsdale Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1BH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

A member of the BHP Billiton group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 21 January 2009	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary